UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2020

Comission File Number 001-32535

Bancolombia S.A.

(Translation of registrant’s name into English)

Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               .

BANCOLOMBIA S.A. (NYSE: CIB; BVC: BCOLOMBIA, PFBCOLOM) REPORTS FINANCIAL RESULTS FOR THE SECOND QUARTER OF 2020.

•	Regarding the current situation, Bancolombia has focused its efforts on maintaining business continuity, the safety of its employees, operating the network of channels in an efficient way and structuring payments plan for lines of credit of its customers. These actions have impacted more than 2.2 million clients with loans that amounted more than COP 69 trillion in Colombia.

•	Gross loans reached COP 200 trillion. Gross loans grew 12.4% when compared to 2Q19 and decreased by 1.9% during the quarter. Peso-denominated loans grew 9.6% when compared to 2Q19.

•	Deposits by customers reached COP 182 trillion during the quarter, increasing 24.8% in the last twelve months.

•	Tier 1 ratio was 9.3% on June 30, 2020 and decreased by 55 basis points when compared to June 30, 2019. The capital adequacy ratio was 12.6%. Both metrics are above the minimum regulatory in Colombia of 4.5% for tier 1 and 9% for capital adequacy ratio.

•	During the quarter, the digital footprint and banking penetration in Colombia strengthened. The quarter closed with 6.6 million digital accounts, 3.4 million Bancolombia a la mano users and 3.2 million users in Nequi.

•	Provision charges for the quarter were COP 2.4 trillion and the coverage ratio for 90-day past due loans was 208.3%. Provision charges increased by 76.2% when compared to 1Q20 and by 198.5% compared to 2Q19. This level of provisions was explained by COVID-19 and the update of macroeconomic variables in our expected losses models.

•	There was a net loss during 2Q20. The net loss for the quarter was COP 73 billion. Net income as of June 2020 was COP 263 billion decreasing by 85.2% when compared to the first six months of 2019.

August 5, 2020. Medellin, Colombia – Today, BANCOLOMBIA S.A. (“Bancolombia” or “the Bank”) announced its earnings results for the second quarter of 20201.

1 This report corresponds to the interim unaudited consolidated financial information of BANCOLOMBIA S.A. and its subsidiaries (“BANCOLOMBIA” or “The Bank”) which Bancolombia controls, amongst others, by owning directly or indirectly, more than 50% of the voting capital stock. This financial information has been prepared based on financial records generated in accordance with International Financial Reporting Standards – IFRS. BANCOLOMBIA maintains accounting records in Colombian pesos, referred to herein as “Ps.” or “COP”. The financial information for the quarter ended June 30, 2020 is not necessarily indicative of the results for any other future interim period. For more information, please refer to the Bank's filings with the Securities and Exchange Commission, which are available on the Commission's website at www.sec.gov.

. BANCOLOMBIA’s first IFRS financial statements will cover the year ending in 2015. CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS: This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties; consequently, there are or will be factors, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptances of new products or services by our targeted customers, changes in business strategy and various others factors, that could cause actual results to differ materially from those indicated in such statements. We do not intend, and do not assume any obligation, to update these forward-looking statements. Certain monetary amounts, percentages and other figures included in this report have been subject to rounding adjustments. Any reference to BANCOLOMBIA means the Bank together with its affiliates, unless otherwise specified.

Representative Market Rate, July 1, 2020 $3,756.28 = US$ 1

BANCOLOMBIA: Summary of consolidated financial quarterly results

CONSOLIDATED BALANCE SHEET
AND INCOME STATEMENT	Quarter			Growth
(COP million)	2Q19	1Q20	2Q20	2Q20/1Q20	2Q20/2Q19
ASSETS
Net Loans	167,871,470	191,641,880	186,262,965	-2.81%	10.96%
Investments	19,095,332	18,918,763	25,238,230	33.40%	32.17%
Other assets	42,876,449	65,201,377	56,013,085	-14.09%	30.64%
Total assets	229,843,251	275,762,020	267,514,280	-2.99%	16.39%

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits	145,613,200	184,215,627	181,721,729	-1.35%	24.80%
Other liabilities	57,007,876	62,262,956	57,284,007	-8.00%	0.48%
Total liabilities	202,621,076	246,478,583	239,005,736	-3.03%	17.96%
Non-controlling interest	1,827,959	2,093,386	2,035,660	-2.76%	11.36%
Shareholders' equity	25,394,216	27,190,051	26,472,884	-2.64%	4.25%
Total liabilities and shareholders' equity	229,843,251	275,762,020	267,514,280	-2.99%	16.39%

Interest income	4,427,495	4,440,555	4,552,734	2.53%	2.83%
Interest expense	(1,538,189)	(1,528,094)	(1,651,385)	8.07%	7.36%
Net interest income	2,889,306	2,912,461	2,901,349	-0.38%	0.42%
Net provisions	(815,684)	(1,381,650)	(2,435,112)	76.25%	198.54%
Fees and income from service, net	754,611	795,929	682,717	-14.22%	-9.53%
Other operating income	335,754	344,500	425,722	23.58%	26.80%
Total Dividends received and equity method	103,688	(34,053)	44,185	-229.75%	-57.39%
Total operating expense	(1,981,013)	(2,154,514)	(1,830,163)	-15.05%	-7.61%
Profit before tax	1,286,662	482,673	(211,302)	-143.78%	-116.42%
Income tax	(323,117)	(116,651)	128,704	-210.33%	-139.83%
Net income before non-controlling interest	963,545	366,022	(82,598)	-122.57%	-108.57%
Non-controlling interest	(27,356)	(30,138)	9,301	-130.86%	-134.00%
Net income	936,189	335,884	(73,297)	-121.82%	-107.83%

	Quarter			As of
PRINCIPAL RATIOS	2Q19	1Q20	2Q20	2Q19	2Q20
PROFITABILITY
Net interest margin (1) from continuing operations	5.90%	5.56%	5.12%	5.77%	5.36%
Return on average total assets (2) from continuing operations	1.64%	0.54%	-0.11%	1.57%	0.20%
Return on average shareholders´ equity (3)	15.00%	4.90%	-1.10%	14.20%	1.94%
EFFICIENCY
Operating expenses to net operating income	48.51%	53.61%	45.14%	49.03%	49.36%
Operating expenses to average total assets	3.47%	3.48%	2.70%	3.51%	3.10%
Operating expenses to productive assets	4.04%	4.12%	3.23%	4.09%	3.67%
CAPITAL ADEQUACY
Shareholders' equity to total assets	11.00%	9.86%	9.89%	11.00%	9.89%
Technical capital to risk weighted assets	12.94%	12.42%	12.64%	12.94%	12.64%
KEY FINANCIAL HIGHLIGHTS
Net income per ADS from continuing operations	1.21	0.34	-0.08	2.30	0.29
Net income per share $COP from continuing operations	973.34	349.21	-76.21	1,839.75	273.01
P/BV ADS (4)	1.55	0.89	0.90	1.55	0.90
P/BV Local (5) (6)	1.46	0.85	0.87	1.46	0.87
P/E (7) from continuing operations	10.20	17.66	-79.82	10.79	44.56
ADR price	51.04	24.96	26.31	51.04	26.31
Common share price (8)	38,640	24,100	24,000	38,640	24,000
Weighted average of Preferred Shares outstanding	961,827,000	961,827,000	961,827,000	961,827,000	961,827,000
USD exchange rate (quarter end)	3,205.67	4,054.54	3,756.28	3,205.67	3,756.28

(1) Defined as net interest income divided by monthly average interest-earning assets. (2) Net income divided by monthly average assets. (3) Net income divided by monthly average shareholders' equity. (4) Defined as ADS price divided by ADS book value. (5) Defined as share price divided by share book value. (6) Share prices on the Colombian Stock Exchange. (7) Defined as market capitalization divided by annualized quarter results. (8) Prices at the end of the respective quarter.

1.	BALANCE SHEET

1.1.	Assets

As of June 30, 2020, Bancolombia’s assets totaled COP 267,514 billion, which represents a decrease of 3.0% compared to 1Q20 and an increase of 16.4% compared to 2Q19.

During the quarter, the COP appreciated 7.4% versus the USD and over the past 12 months, it depreciated 17.2%. The average exchange rate for 2Q20 was 4.3% higher than the one in 1Q20.

The increase in total assets during the year is largely explained by the growth in the loan book and financial assets investment.

1.2.	Loan Portfolio

The following table shows the composition of Bancolombia’s loans by type and currency:

(COP Million)	Amounts in COP		Amounts in USD converted to COP		Amounts in USD (thousands)		Total
(1 USD = 3,756.28 COP)	2Q20	2Q20/1Q20	2Q20	2Q20/1Q20	2Q20	2Q20/1Q20	2Q20	2Q20/1Q20
Commercial loans	85,565,502	2.71%	44,978,358	-8.20%	11,974,176	-0.91%	130,543,861	-1.33%
Consumer loans	29,158,820	-1.18%	12,669,331	-8.77%	3,372,840	-1.52%	41,828,151	-3.61%
Mortgage loans	13,845,407	2.81%	12,455,630	-6.91%	3,315,948	0.48%	26,301,037	-2.04%
Small business loans	795,544	-0.63%	573,356	-7.38%	152,639	-0.03%	1,368,900	-3.58%
Interests paid in advance	(2,649)	-34.18%	-	0.00%	-	0.00%	(2,649)	-34.18%
Gross loans	129,362,625	1.80%	70,676,675	-8.07%	18,815,604	-0.77%	200,039,300	-1.92%

In 2Q20, gross loans decreased by 1.9% when compared to 1Q20 and increased by 12.4% when compared to 2Q19. Peso-denominated loans grew 9.6% and the dollar-denominated loans (expressed in USD) increased by 0.5% when compared to 2Q19.

As of June 30, 2020, the operations in Banco Agricola in El Salvador, Banistmo in Panama and BAM in Guatemala, represented 28% of total gross loans.

Gross loans denominated in currencies other than COP, originated by the operations in Central America, the offshore operation of Bancolombia Panama, Puerto Rico and the USD denominated loans in Colombia, accounted for 35.3% and decreased by 8.1% during 2Q20 (when expressed in COP), explained mainly by the appreciation of the COP against the USD during the quarter.

Total reserves (allowances in the balance sheet) for loan losses increased by 11.9% during the quarter and totaled COP 13,776 billion, equivalent to 6.9% of gross loans at the end of the quarter.

For further explanation regarding coverage of the loan portfolio and credit quality trends, (see section 2.4. Asset Quality, Provision Charges and Balance Sheet Strength).

The following table summarizes Bancolombia’s total loan portfolio:

LOAN PORTFOLIO
(COP million)	2Q19	1Q20	2Q20	2Q20/1Q20	2Q20/2Q19	% of total loans
Commercial	117,908,795	132,301,722	130,543,861	-1.33%	10.72%	65.3%
Consumer	35,805,632	43,393,136	41,828,151	-3.61%	16.82%	20.9%
Mortgage	23,062,696	26,847,436	26,301,037	-2.04%	14.04%	13.1%
Microcredit	1,218,954	1,419,666	1,368,900	-3.58%	12.30%	0.7%
Interests received in advance	(4,912)	(4,025)	(2,649)	-34.19%	-46.07%	0.0%
Total loan portfolio	177,991,165	203,957,935	200,039,300	-1.92%	12.39%	100.0%
Allowance for loan losses	(10,119,695)	(12,316,055)	(13,776,335)	11.86%	36.13%
Total loans, net	167,871,470	191,641,880	186,262,965	-2.81%	10.96%

1.3.	Investment Portfolio

As of June 30, 2020, Bancolombia’s net investment portfolio totaled COP 25,238 billion, increasing by 33.4% from the end of 1Q20 and by 32.2% from the end of 2Q19.

At the end of 2Q20, the debt securities portfolio had a duration of 16.9 months and a weighted average yield to maturity of 4.3%.

1.4.	Goodwill and intangibles

As of 2Q20, Bancolombia’s goodwill and intangibles totaled COP 8,209 billion, decreasing by 7.3% compared to 1Q20. This variation is explained by the appreciation of the COP against the USD during the quarter.

1.5.	Funding

As of June 30, 2020, Bancolombia’s liabilities totaled COP 239,006 billion, decreasing by 3.0% from the end of 1Q20 and increasing by 18.0% compared to 2Q19.

Deposits by customers totaled COP 181,722 billion (or 76.0% of liabilities) at the end of 2Q20, decreasing by 1.4% when compared to 1Q20 and increasing by 24.8% over the last 12 months. The net loans to deposits ratio was 102.5% at the end of 2Q20 decreasing when compared to 104.0% at the end of 1Q20.

Bancolombia’s funding strategy during the last months has been to maintain the average life and cost of time deposits and promote saving and checking accounts in the consumer segment in order to keep the funding cost at a minimum. The objective is to build and maintain ample liquidity and stable margins.

Funding mix
COP Million	2Q19		1Q20		2Q20
Checking accounts	21,647,728	11%	32,711,508	14%	29,628,682	13%
Saving accounts	60,605,107	32%	79,142,429	35%	80,173,219	36%
Time deposits	62,392,389	33%	71,297,168	31%	70,996,812	32%
Other deposits	8,118,310	4%	1,250,377	1%	1,308,322	1%
Long term debt	18,953,882	10%	23,090,151	10%	20,658,717	9%
Loans with banks	17,359,913	9%	20,873,414	9%	21,819,332	10%
Total Funds	189,077,329	100%	228,365,047	100%	224,585,084	100%

1.6.	Shareholders’ Equity and Regulatory Capital

Shareholders’ equity at the end of 2Q20 was COP 26,473 billion, decreasing by 2.6% compared to 1Q20 and increasing by 4.2% when compared to 2Q19.

Bancolombia’s capital adequacy ratio was 12.64% in 2Q20, 364 basis points above the minimum 9% required by the Colombian regulator, while the basic capital ratio (Tier 1) to risk weighted assets was 9.35%, 485 basis points above the regulatory minimum of 4.5%.

The tangible capital ratio, defined as shareholders’ equity minus goodwill and intangible assets divided by tangible assets, was 6.9% at the end of 2Q20.

The annual increase in the RWA is mainly explained by the growth in the loan book and the depreciation of the COP against the USD.

TECHNICAL CAPITAL RISK WEIGHTED ASSETS
Consolidated (COP millions)	2Q19%		1Q20%		2Q20%
Basic capital (Tier I)	19,994,668	9.90%	21,424,148	9.07%	20,803,346	9.35%
Additional capital (Tier II)	6,152,808	3.05%	7,914,711	3.35%	7,340,890	3.30%
Technical capital (1)	26,147,476		29,338,859		28,144,236
Risk weighted assets including market risk	202,045,333		236,198,851		222,581,197
CAPITAL ADEQUACY (2)		12.94%		12.42%		12.64%

(1) Technical capital is the sum of basic and additional capital.

(2) Capital adequacy is technical capital divided by risk-weighted assets.

2.	INCOME STATEMENT

Net loss totaled COP 73 billion in 2Q20, or COP -76.21 per share - USD -0.08 per ADR. This net loss represents a decrease of 121.8% compared to the net income of 1Q20 and of 107.8% compared to the one in 2Q19. Bancolombia’s annualized ROE for 2Q20 was -1.1% and 6.0% for the last twelve months.

2.1.	Net Interest Income

Net interest income totaled COP 2,901 billion in 2Q20, 0.4% less than the one reported in 1Q20, and 0.4% more than the figure for 2Q19.

During 2Q20, the investment, interest rate derivatives and repos portfolio generated COP 224 billion, up by 141.7% from 1Q20, mainly explained by the improvement of Sovereign Bonds prices in Colombia (TES).

Net Interest Margin

The annualized net interest margin decreased to 5.1% during 2Q20. The annualized net interest margin for investments was 0.7%, and the annualized net interest margin of the loan portfolio was 5.8%, decreasing when compared to the one reported in 1Q20. The annualized loans interest margin decreased during the quarter explained by lower interest recognized as a result of the increase in clients in stage 3 under IFRS 9.

Annualized Interest
Margin	2Q19	1Q20	2Q20
Loans' Interest margin	6.0%	6.2%	5.8%
Debt investments' margin	4.7%	0.4%	0.7%
Net interest margin	5.9%	5.6%	5.1%

Total funding cost increased during 2Q20. Checking accounts represented the same proportion of the total funding as in 1Q20, Savings accounts increased their participation by 4% when compared to 2Q19. The annualized average weighted cost of deposits was 2.48% in 2Q20, decreasing by 8 basis points when compared to 1Q20 and by 37 basis points when compared to 2Q19.

Average weighted
funding cost	2Q19	1Q20	2Q20
Checking accounts	0.00%	0.00%	0.00%
Saving accounts	1.79%	1.56%	1.60%
Time deposits	4.89%	4.73%	4.55%
Total deposits	2.85%	2.56%	2.48%
Long term debt	5.75%	4.46%	5.40%
Loans with banks	2.62%	2.48%	2.47%
Total funding cost	3.11%	2.75%	2.77%

2.2.	Fees and Income from Services

During 2Q20, net fees and income from services totaled COP 683 billion, decreasing by 14.2% compared to 1Q20, and by 9.5% compared to 2Q19. The performance in fees was due to lower volumes of transactions and the reduction in the cost of some services, both as a result of COVID-19 pandemic.

Fees from credit and debit cards decreased by 19.5% compared to 1Q20 and by 12.9% compared to 2Q19. Fees from asset management and trust services decreased by 12.5% compared to 1Q20 and by 10.0% compared to 2Q19. Fees from our bancassurance business increased by 6.8% compared to 1Q20 and by 19.9% with respect to 2Q19.

2.3.	Other Operating Income

Total other operating income was COP 426 billion in 2Q20, increasing by 23.6% compared to 1Q20 and by 26.8% compared to 2Q19, explained by higher income generated from FX Derivatives.

Revenues from operating leases totaled COP 173 billion in 2Q20, decreasing by 5.3% compared to 1Q20 and increasing by 8.6% compared to those reported in 2Q19. The annual increase is due to higher volumes of operations and delivered assets under leasing.

2.4.	Asset Quality, Provision Charges and Balance Sheet Strength

The principal balance for past due loans (those that are overdue for more than 30 days) totaled COP 6,975 billion at the end of 2Q20 and represented 3.6% of total gross loans, decreasing when compared to 1Q20, when past due loans represented 4.6% of total gross loans. During 2Q20, Charge-offs totaled COP 732 billion.

The coverage, measured by the ratio of allowances for loans losses (principal) to PDLs (overdue 30 days), was 179.4% at the end of 2Q20, increasing compared to 124.9% at the end of 1Q20.

The deterioration of the loan portfolio (new past due loans including charge-offs) was COP -1.4 trillion in 2Q20, mainly explain by the relief program that began in March 2020, in higher proportion in the consumer segment.

Provision charges (net of recoveries) totaled COP 2.4 trillion in 2Q20. The increase in provisions during the quarter was explained by an expected deterioration in the consumer portfolio in line with the growth in this segment, as well as, some deterioration in the corporate portfolio in Colombia. On the other hand, there was an update of the expected loss models with new macroeconomic information and an estimation of the impairment generated by COVID-19 in the loan portfolio.

Provisions as a percentage of the average gross loans were 4.8% for 2Q20 and 3.0% for the last 12 months. Cost of risk without COVID-19 and macroeconomic variables was 2.4% for 2Q20 and 2.2% for the last 12 months.

Bancolombia maintains a strong balance sheet supported by an adequate level of loan loss reserves. Allowances (for the principal) for loan losses totaled COP 12,512 billion, or 6.5% of total loans at the end of 2Q20, increasing when compared to 1Q20.

The following tables present key metrics related to asset quality:

ASSET QUALITY	As of
(COP millions)	2Q19	1Q20	2Q20
Total 30-day past due loans	8,122,246	9,078,907	6,975,128
Allowance for loan losses (1)	9,249,001	11,343,286	12,512,310
Past due loans to total loans	4.71%	4.58%	3.62%
Allowances to past due loans	113.87%	124.94%	179.38%
Allowance for loan losses as a percentage of total loans	5.36%	5.72%	6.49%

(1)  Allowances are reserves for the principal of loans.

PDL Per Category		30 days
	% Of loan Portfolio	2Q19	1Q20	2Q20
Commercial loans	65.3%	4.02%	3.86%	3.51%
Consumer loans	20.9%	4.85%	4.93%	2.82%
Mortgage loans	13.1%	7.53%	7.09%	5.02%
Microcredit	0.7%	11.85%	11.87%	11.04%
PDL TOTAL		4.71%	4.58%	3.62%

PDL Per Category		90 days
	% Of loan Portfolio	2Q19	1Q20	2Q20
Commercial loans	65.3%	3.32%	3.02%	3.17%
Consumer loans	20.9%	2.55%	2.73%	2.31%
Mortgage loans*	13.1%	3.59%	3.41%	3.83%
Microcredit	0.7%	7.73%	7.90%	8.87%
PDL TOTAL		3.23%	3.04%	3.12%

* Mortgage loans that were overdue were calculated for past due loans for 120 days instead of 90 days.

	1Q20			2Q20			2Q20/1Q20
	Loans	Allowances	%	Loans	Allowances	%	Loans	Allowances
Stage 1	176,953,430	2,272,911	1.3%	170,086,935	2,739,463	1.6%	-3.9%	20.5%
Stage 2	12,955,650	1,918,045	14.8%	14,809,439	2,034,389	13.7%	14.3%	6.1%
Stage 3	14,048,855	8,125,099	57.8%	15,142,926	9,002,483	59.5%	7.8%	10.8%
Total	203,957,935	12,316,055	6.0%	200,039,300	13,776,335	6.9%	-1.9%	11.9%

Stage 1. Financial instruments that do not deteriorate since their initial recognition or that have low credit risk at the end of the reporting period. (12-month expected credit losses).

Stage 2. Financial instruments that have significantly increased their risk since their initial recognition. (Lifetime expected credit losses).

Stage 3. Financial instruments that have Objective Evidence of Impairment in the reported period. (Lifetime expected credit losses).

2.5.	Operating Expenses

During 2Q20, operating expenses totaled COP 1,830 billion, decreasing by 15.1% with respect to 1Q20 and by 7.6% with respect to 2Q19.

Personnel expenses (salaries, bonus plan payments and compensation) totaled COP 622 billion in 2Q20, decreasing by 32.5% compared to 1Q20 and by 21.4% compared to 2Q19.

During 2Q20, administrative expenses totaled COP 769 billion, increasing by 2.6% compared to 1Q20 and decreasing by 2.1% as compared to 2Q19.

Depreciation and amortization expenses totaled COP 192 billion in 2Q20, decreasing by 7.9% compared to 1Q20 and increasing by 7.0% compared to 2Q19.

As of June 30, 2020, Bancolombia had 30,855 employees, owned 969 branches, 6,131 ATMs, 17,237 banking agents and served more than 17 million customers.

2.6.	Taxes

During 2Q20, there was an income tax recovery of COP 129 billion due to the net loss of the quarter.

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The tax recovery is mainly explained by Bancolombia S.A.. Some of the aspects that explained it are related with the difference between taxed bases under fiscal Colombian regulations and IFRS regulations, the liability management exercises with bond issues made during 2019 and early 2020, higher provisions expenses for loans and a positive effect in deferred taxes due to fiscal losses.

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3.	BREAK DOWN OF OPERATIONS

The following table summarizes the financial statements of our operations in each country.

BANCOLOMBIA S.A. (STAND ALONE) - COLOMBIA

CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT	Quarter			Growth
(COP million)	2Q19	1Q20	2Q20	2Q20/1Q20	2Q20/2Q19
ASSETS
Gross loans	126,484,707	136,925,149	138,321,644	1.02%	9.36%
Allowances for loans	(8,211,548)	(9,363,108)	(10,684,592)	14.11%	30.12%
Investments	20,480,268	17,977,938	24,165,442	34.42%	17.99%
Other assets	21,816,959	35,080,308	27,676,708	-21.10%	26.86%
Total assets	160,570,385	180,620,288	179,479,202	-0.63%	11.78%

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits	95,585,754	116,410,513	117,739,285	1.14%	23.18%
Other liabilities	48,293,495	49,433,343	46,477,353	-5.98%	-3.76%
Total liabilities	143,879,249	165,843,857	164,216,639	-0.98%	14.14%
Shareholders' equity	16,691,136	14,776,431	15,262,563	3.29%	-8.56%
Total liabilities and shareholders' equity	160,570,385	180,620,288	179,479,202	-0.63%	11.78%

Interest income	3,399,936	3,313,991	3,326,039	0.36%	-2.17%
Interest expense	(1,219,043)	(1,134,682)	(1,194,587)	5.28%	-2.01%
Net interest income	2,180,893	2,179,309	2,131,452	-2.20%	-2.27%
Net provisions	(680,600)	(1,128,713)	(1,926,316)	70.66%	183.03%
Fees and income from service, net	496,792	517,776	466,485	-9.91%	-6.10%
Other operating income	118,055	441,160	236,140	-46.47%	100.02%
Total operating expense	(1,371,780)	(1,486,287)	(1,239,680)	-16.59%	-9.63%
Profit before tax	743,360	523,245	(331,920)	-163.43%	-144.65%
Income tax	(213,006)	(42,854)	157,120	-466.64%	-173.76%
Net income	530,354	480,391	(174,800)	-136.39%	-132.96%

BANISTMO- PANAMA

CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT	Quarter			Growth
(COP million)	2Q19	1Q20	2Q20	2Q20/1Q20	2Q20/2Q19
ASSETS
Gross loans	24,788,707	31,908,019	29,396,207	-7.87%	18.59%
Allowances for loans	(796,364)	(1,310,026)	(1,384,193)	5.66%	73.81%
Investments	3,537,769	4,740,305	4,158,333	-12.28%	17.54%
Other assets	4,047,533	6,227,366	6,156,577	-1.14%	52.11%
Total assets	31,577,645	41,565,664	38,326,924	-7.79%	21.37%

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits	20,620,376	27,149,497	25,082,529	-7.61%	21.64%
Other liabilities	7,489,303	9,991,534	9,222,568	-7.70%	23.14%
Total liabilities	28,109,679	37,141,031	34,305,097	-7.64%	22.04%
Shareholders' equity	3,467,966	4,424,633	4,021,827	-9.10%	15.97%
Total liabilities and shareholders' equity	31,577,645	41,565,664	38,326,924	-7.79%	21.37%

Interest income	481,397	496,305	530,987	6.99%	10.30%
Interest expense	(183,238)	(215,803)	(223,638)	3.63%	22.05%
Net interest income	298,160	280,502	307,349	9.57%	3.08%
Net provisions	(45,967)	(116,987)	(240,469)	105.55%	423.13%
Fees and income from service, net	48,777	51,290	41,511	-19.07%	-14.90%
Other operating income	(3,143)	2,756	10,490	280.63%	-433.79%
Total operating expense	(168,516)	(169,721)	(168,199)	-0.90%	-0.19%
Profit before tax	129,310	47,840	(49,318)	-203.09%	-138.14%
Income tax	(18,821)	(2,564)	2,491	-197.18%	-113.24%
Net income	110,488	45,276	(46,826)	-203.42%	-142.38%

BANCO AGRÍCOLA- EL SALVADOR

CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT	Quarter			Growth
(COP million)	2Q19	1Q20	2Q20	2Q20/1Q20	2Q20/2Q19
ASSETS
Gross loans	10,808,172	14,651,706	13,487,561	-7.95%	24.79%
Allowances for loans	(445,106)	(566,535)	(614,167)	8.41%	37.98%
Investments	795,426	1,392,973	2,093,948	50.32%	163.25%
Other assets	3,787,272	6,026,577	4,467,246	-25.87%	17.95%
Total assets	14,945,763	21,504,721	19,434,589	-9.63%	30.03%

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits	10,670,736	16,115,572	14,572,562	-9.57%	36.57%
Other liabilities	2,584,955	3,399,020	2,994,252	-11.91%	15.83%
Total liabilities	13,255,691	19,514,591	17,566,814	-9.98%	32.52%
Shareholders' equity	1,690,072	1,990,129	1,867,774	-6.15%	10.51%
Total liabilities and shareholders' equity	14,945,763	21,504,721	19,434,589	-9.63%	30.03%

Interest income	267,444	293,919	332,875	13.25%	24.47%
Interest expense	(71,268)	(78,703)	(86,977)	10.51%	22.04%
Net interest income	196,176	215,216	245,899	14.26%	25.35%
Net provisions	(14,172)	(45,557)	(132,805)	191.51%	837.10%
Fees and income from service, net	50,497	53,704	40,608	-24.39%	-19.58%
Other operating income	(170)	4,479	1,477	-67.02%	-967.21%
Total operating expense	(108,851)	(126,417)	(124,089)	-1.84%	14.00%
Profit before tax	123,479	101,425	31,090	-69.35%	-74.82%
Income tax	(34,352)	(36,510)	(4,124)	-88.70%	-88.00%
Net income	89,128	64,915	26,966	-58.46%	-69.74%

GRUPO AGROMERCANTIL HOLDING – GUATEMALA

CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT	Quarter			Growth
(COP million)	2Q19	1Q20	2Q20	2Q20/1Q20	2Q20/2Q19
ASSETS
Gross loans	10,474,996	14,812,948	13,568,383	-8.40%	29.53%
Allowances for loans	(525,280)	(890,059)	(927,445)	4.20%	76.56%
Investments	1,272,319	1,574,785	1,621,330	2.96%	27.43%
Other assets	2,336,695	3,626,953	3,015,328	-16.86%	29.04%
Total assets	13,558,730	19,124,627	17,277,596	-9.66%	27.43%

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits	9,502,479	13,650,619	12,887,347	-5.59%	35.62%
Other liabilities	2,795,149	3,995,014	3,055,416	-23.52%	9.31%
Total liabilities	12,297,628	17,645,634	15,942,763	-9.65%	29.64%
Non-controlling interest	19,718	19,986	20,468	2.41%	3.80%
Shareholders' equity	1,241,384	1,459,007	1,314,365	-9.91%	5.88%
Total liabilities and shareholders' equity	13,558,730	19,124,627	17,277,596	-9.66%	27.43%

Interest income	233,305	270,430	300,496	11.12%	28.80%
Interest expense	(103,866)	(116,998)	(130,959)	11.93%	26.08%
Net interest income	129,440	153,432	169,537	10.50%	30.98%
Net provisions	(87,891)	(62,314)	(144,909)	132.55%	64.87%
Fees and income from service, net	34,226	36,198	28,702	-20.71%	-16.14%
Other operating income	13,098	17,768	20,431	14.99%	55.98%
Total operating expense	(114,745)	(129,366)	(128,984)	-0.29%	12.41%
Profit before tax	(25,872)	15,719	(55,223)	-451.31%	113.45%
Income tax	11,789	(10,153)	13,977	-237.67%	18.56%
Net income before non-controlling interest	(14,083)	5,566	(41,246)	-840.97%	192.87%
Non-controlling interest	(305)	(1,276)	(969)	-24.07%	217.20%
Net income	(14,389)	4,291	(42,215)	-1083.89%	193.39%

4.	COVID-19 CONSIDERATIONS

Bancolombia has implemented business continuity plans that have enabled it to serve its operation and provide uninterrupted service to its customers in atypical circumstances of confinement. In addition, commercial measures have been taken for the benefit of clients, monitoring strategies to maintain liquidity at adequate levels and special procedures for remote operation and home-office.

The current situation associated with COVID-19 has caused uncertainty and business disruption globally, therefore significant impacts are anticipated on the performance of the global economy and macroeconomic variables in the countries in which Bancolombia operates.

As a result, the banking sector in general, including Bancolombia, is exposed to changes in its business performance and outlook. The bank is exposed to deterioration of the loan portfolio by impacts on customers and by the materialization of losses from operational risk.

The Bank will monitor changes in economic conditions and macroeconomic scenarios as new information becomes available and will keep the market informed.

5.	BANCOLOMBIA Company Description (NYSE: CIB)

GRUPO BANCOLOMBIA is a full service financial conglomerate incorporated in Colombia that offers a wide range of banking products and services to a diversified individual and corporate customer base of more than 17 million customers. GRUPO BANCOLOMBIA delivers its products and services via its regional network comprised of Colombia’s largest non-government owned banking network, El Salvador’s leading financial conglomerate (Banagricola S.A.), off-shore and local (Banistmo S.A.) banking subsidiaries in Panama, Guatemala, Cayman and Puerto Rico. Together, BANCOLOMBIA and its subsidiaries provide stock brokerage, investment banking, leasing, factoring, consumer finance, fiduciary and trust services, asset management, among others.

Contact Information
Bancolombia’s Investor Relations
Phone:	(571) 4885371 / (574) 4043917 / (574) 4041918
E-mail:	IR@bancolombia.com.co
Contacts:	Carlos Raad (IR Director) / Juliana Álvarez (Analyst) / Santiago López (Analyst)
Website:	http://www.grupobancolombia.com/wps/portal/about-us/corporate-information/investor-relations/

				Growth
BALANCE SHEET (COP million)	Jun-19	Mar-20	Jun-20	jun-20 / mar-20	jun-20 / jun-19	% of Assets	% of Liabilities
ASSETS
Cash and balances at central bank	17,230,789	27,213,050	20,720,021	-23.86%	20.25%	7.75%
Interbank borrowings	2,494,428	4,107,961	4,948,177	20.45%	98.37%	1.85%
Reverse repurchase agreements and other similar secured lend	618,371	1,952,895	2,271,592	16.32%	267.35%	0.85%
Financial assets investments	19,095,332	18,918,763	25,238,230	33.40%	32.17%	9.43%
Derivative financial instruments	1,677,614	6,731,446	3,724,900	-44.66%	122.04%	1.39%
Loans and advances to customers	177,991,165	203,957,935	200,039,300	-1.92%	12.39%	74.78%
Allowance for loan and lease losses	(10,119,695)	(12,316,055)	(13,776,335)	11.86%	36.13%	-5.15%
Investment in associates and joint ventures	2,244,945	2,334,034	2,391,967	2.48%	6.55%	0.89%
Goodwill and Intangible assets, net	7,080,419	8,856,352	8,209,183	-7.31%	15.94%	3.07%
Premises and equipment, net	3,200,163	4,002,305	3,910,679	-2.29%	22.20%	1.46%
Investment property	1,768,443	2,002,691	1,984,178	-0.92%	12.20%	0.74%
Right of use assets	1,717,742	1,890,963	1,781,426	-5.79%	3.71%	0.67%
Prepayments	349,956	433,880	395,055	-8.95%	12.89%	0.15%
Tax receivables	1,056,098	1,078,251	1,246,897	15.64%	18.07%	0.47%
Deferred tax	298,747	502,880	553,035	9.97%	85.12%	0.21%
Assets held for sale and inventories	643,218	550,040	579,182	5.30%	-9.96%	0.22%
Other assets	2,495,516	3,544,629	3,296,793	-6.99%	32.11%	1.23%
Total assets	229,843,251	275,762,020	267,514,280	-2.99%	16.39%	100.00%
LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES
Deposit by customers	145,613,200	184,215,627	181,721,729	-1.35%	24.80%	67.93%	76.03%
Interbank Deposits	1,827,599	1,681,287	1,160,863	-30.95%	-36.48%	0.43%	0.49%
Derivative financial instrument	1,471,516	4,747,806	2,784,541	-41.35%	89.23%	1.04%	1.17%
Borrowings from other financial institutions	15,532,314	19,192,127	20,658,469	7.64%	33.00%	7.72%	8.64%
Debt securities in issue	18,953,882	23,090,151	20,658,717	-10.53%	8.99%	7.72%	8.64%
Lease liability	1,994,165	2,025,310	1,923,046	-5.05%	-3.57%	0.72%	0.80%
Preferred shares	555,152	541,340	555,152	2.55%	0.00%	0.21%	0.23%
Repurchase agreements and other similar secured borrowing	7,150,334	185,855	385,306	107.32%	-94.61%	0.14%	0.16%
Liabilities relating to assets held for sale	2,234	-	-	0.00%	-100.00%	0.00%	0.00%
Current tax	676,547	518,351	287,955	-44.45%	-57.44%	0.11%	0.12%
Deferred tax	1,187,173	1,431,240	1,408,873	-1.56%	18.67%	0.53%	0.59%
Employees benefit plans	126,847	813,001	758,538	-6.70%	497.99%	0.28%	0.32%
Other liabilities	7,530,113	8,036,488	6,702,547	-16.60%	-10.99%	2.51%	2.80%
Total liabilities	202,621,076	246,478,583	239,005,736	-3.03%	17.96%	89.34%	100.00%
SHAREHOLDERS' EQUITY
Share Capital	480,914	480,914	480,914	0.00%	0.00%	0.18%
Additional paid-in-capital	4,857,454	4,857,454	4,857,454	0.00%	0.00%	1.82%
Appropriated reserves	10,654,090	11,286,956	11,274,604	-0.11%	5.82%	4.21%
Retained earnings	6,231,525	5,744,491	5,695,101	-0.86%	-8.61%	2.13%
Accumulated other comprehensive income (loss), net of tax	3,170,233	4,820,236	4,164,811	-13.60%	31.37%	1.56%
Stockholders’ equity attributable to the owners of the parent company	25,394,216	27,190,051	26,472,884	-2.64%	4.25%	9.90%
Non-controlling interest	1,827,959	2,093,386	2,035,660	-2.76%	11.36%	0.76%
Total liabilities and equity	229,843,251	275,762,020	267,514,280	-2.99%	16.39%	100.00%

14

	As of		Growth				Growth
INCOME STATEMENT (COP million)	Jun-19	Jun-20	jun-20 / jun-19	2Q 19	1Q 20	2Q 20	2Q 20 / 1Q 20	2Q 20 / 2Q 19
Interest income and expenses
Interest on loans and financial leases
Commercial	3,706,787	3,686,600	-0.54%	1,885,001	1,810,797	1,875,803	3.59%	-0.49%
Consumer	2,499,289	2,907,240	16.32%	1,299,786	1,478,946	1,428,294	-3.42%	9.89%
Small business loans	73,366	74,431	1.45%	37,140	38,042	36,389	-4.35%	-2.02%
Mortgage	1,019,680	1,020,399	0.07%	519,042	508,069	512,330	0.84%	-1.29%
Leasing	960,105	964,591	0.47%	487,442	496,314	468,277	-5.65%	-3.93%
Interest income on loans and financial leases	8,259,227	8,653,261	4.77%	4,228,411	4,332,168	4,321,093	-0.26%	2.19%
Interest income on overnight and market funds	37,259	22,667	-39.16%	17,228	15,502	7,165	-53.78%	-58.41%
Interest and valuation on Investments at amortized cost
Debt investments, net	75,776	116,282	53.45%	40,038	46,014	70,268	52.71%	75.50%
Net gains from investment activities at fair value through income statement
Debt investments	508,774	418,913	-17.66%	303,570	74,816	344,097	359.92%	13.35%
Derivatives	(175,224)	(229,338)	30.88%	(110,125)	(28,792)	(200,546)	596.53%	82.11%
Repos	(89,188)	3,305	-103.71%	(50,234)	(6,710)	10,015	-249.25%	-119.94%
Other	(4,001)	8,199	-304.92%	(1,393)	7,557	642	-91.50%	-146.09%
Total Net gains from investment activities at fair value through profit and loss	240,361	201,079	-16.34%	141,818	46,871	154,208	229.01%	8.74%
Total Interest and valuation on investments	316,137	317,361	0.39%	181,856	92,885	224,476	141.67%	23.44%
Total interest and valuation	8,612,623	8,993,289	4.42%	4,427,495	4,440,555	4,552,734	2.53%	2.83%
Interest expense
Borrowing costs	(325,380)	(295,177)	-9.28%	(160,696)	(136,092)	(159,085)	16.90%	-1.00%
Overnight funds	(10,391)	(4,538)	-56.33%	(5,907)	(3,609)	(929)	-74.26%	-84.27%
Debt securities in issue	(566,845)	(535,438)	-5.54%	(279,562)	(239,952)	(295,486)	23.14%	5.70%
Deposits	(2,025,122)	(2,247,522)	10.98%	(1,038,055)	(1,098,935)	(1,148,587)	4.52%	10.65%
Preferred Shares Dividends	(28,856)	(28,650)	-0.71%	(13,812)	(14,837)	(13,813)	-6.90%	0.01%
Interest right of use assets	(68,678)	(60,168)	-12.39%	(35,167)	(29,963)	(30,205)	0.81%	-14.11%
Other interest (expense)	(10,721)	(7,986)	-25.51%	(4,990)	(4,706)	(3,280)	-30.30%	-34.27%
Total interest expenses	(3,035,993)	(3,179,479)	4.73%	(1,538,189)	(1,528,094)	(1,651,385)	8.07%	7.36%
Net interest margin and valuation income on financial instruments before impairment on loans and financial leases and off balance sheet credit instruments	5,576,630	5,813,810	4.25%	2,889,306	2,912,461	2,901,349	-0.38%	0.42%
Credit impairment charges on loans and advance and financial leases	(1,830,202)	(3,870,845)	111.50%	(968,806)	(1,466,923)	(2,403,922)	63.88%	148.13%
Recovery of charged-off loans	262,555	150,094	-42.83%	146,804	94,301	55,793	-40.84%	-61.99%
Credit impairment charges on/recoveries on off balance sheet credit instruments	7,227	(77,974)	-1178.93%	3,563	(1,648)	(76,326)	4531.43%	-2242.18%
Credit impairment charges/recoveries on investments	1,810	(18,037)	-1096.52%	2,755	(7,380)	(10,657)	44.40%	-486.82%
Total credit impairment charges, net	(1,558,610)	(3,816,762)	144.88%	(815,684)	(1,381,650)	(2,435,112)	76.25%	198.54%
Net interest margin and valuation income on financial instruments after impairment on loans and financial leases and off balance sheet credit instruments	4,018,020	1,997,048	-50.30%	2,073,622	1,530,811	466,237	-69.54%	-77.52%
Fees and comissions income
Banking services	320,857	275,740	-14.06%	161,129	154,683	121,057	-21.74%	-24.87%
Credit and debit card fees and commercial establishments	869,637	863,119	-0.75%	442,135	478,106	385,013	-19.47%	-12.92%
Brokerage	13,246	14,428	8.92%	6,674	6,619	7,809	17.98%	17.01%
Acceptances and Guarantees	28,055	30,582	9.01%	13,706	14,884	15,698	5.47%	14.53%
Trust and Securities	215,286	209,438	-2.72%	108,603	111,711	97,727	-12.52%	-10.01%
Investment banking	12,034	27,036	124.66%	9,992	22,783	4,253	-81.33%	-57.44%
Bancassurance	286,628	357,069	24.58%	153,769	172,697	184,372	6.76%	19.90%
Payments and Collections	297,666	273,930	-7.97%	152,621	149,446	124,484	-16.70%	-18.44%
Other	115,670	121,713	5.22%	63,323	62,700	59,013	-5.88%	-6.81%
Fees and comission income	2,159,079	2,173,055	0.65%	1,111,952	1,173,629	999,426	-14.84%	-10.12%
Fees and comission expenses
Banking services	(305,646)	(266,159)	-12.92%	(143,898)	(156,525)	(109,634)	-29.96%	-23.81%
Other	(385,758)	(428,250)	11.02%	(213,443)	(221,175)	(207,075)	-6.38%	-2.98%
Fees and comission expenses	(691,404)	(694,409)	0.43%	(357,341)	(377,700)	(316,709)	-16.15%	-11.37%
Total fees and comissions, net	1,467,675	1,478,646	0.75%	754,611	795,929	682,717	-14.22%	-9.53%
Other operating income
Derivatives FX contracts	(89,903)	1,139,522	-1367.50%	(22,794)	1,536,289	(396,767)	-125.83%	1640.66%
Net foreign exchange	231,840	(952,357)	-510.78%	56,080	(1,509,236)	556,879	-136.90%	893.01%
Hedging	(5,484)	(973)	-82.26%	(9,558)	(259)	(714)	175.68%	-92.53%
Operating leases	326,152	355,070	8.87%	158,982	182,379	172,691	-5.31%	8.62%
Gains (or losses) on sale of assets	36,290	33,136	-8.69%	21,537	25,808	7,328	-71.61%	-65.97%
Other reversals	1,437	1,867	29.92%	484	1,471	396	-73.08%	-18.18%
Other	248,178	193,957	-21.85%	131,023	108,048	85,909	-20.49%	-34.43%
Total other operating income	748,510	770,222	2.90%	335,754	344,500	425,722	23.58%	26.80%
Dividends received, and share of profits of equity method investees
Dividends	35,159	7,468	-78.76%	10,417	3,382	4,086	20.82%	-60.78%
Equity investments	19,368	(21,505)	-211.03%	3,980	(27,501)	5,996	-121.80%	50.65%
Equity method	144,710	19,482	-86.54%	54,118	(14,427)	33,909	-335.04%	-37.34%
Others	73,091	4,687	-93.59%	35,173	4,493	194	-95.68%	-99.45%
Total dividends received, and share of profits of equity method investees	272,328	10,132	-96.28%	103,688	(34,053)	44,185	-229.75%	-57.39%
Total operating income, net	6,506,533	4,256,048	-34.59%	3,267,675	2,637,187	1,618,861	-38.61%	-50.46%

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	As of		Growth				Growth
INCOME STATEMENT (COP million)	Jun-19	Jun-20	jun-20 / jun-19	2Q 19	1Q 20	2Q 20	2Q 20 / 1Q 20	2Q 20 / 2Q 19
Operating expenses
Salaries and employee benefits	(1,389,113)	(1,481,924)	6.68%	(693,150)	(776,448)	(705,476)	-9.14%	1.78%
Bonuses	(244,488)	(60,795)	-75.13%	(98,259)	(144,585)	83,790	-157.95%	-185.27%
Other administrative and general expenses	(1,481,601)	(1,518,482)	2.49%	(785,043)	(749,551)	(768,931)	2.59%	-2.05%
Tax contributions and other tax burden	(369,337)	(421,569)	14.14%	(167,543)	(221,813)	(199,756)	-9.94%	19.23%
Impairment, depreciation and amortization	(358,847)	(400,458)	11.60%	(179,492)	(208,474)	(191,984)	-7.91%	6.96%
Other expenses	(110,971)	(101,449)	-8.58%	(57,526)	(53,643)	(47,806)	-10.88%	-16.90%
Total operating expenses	(3,954,357)	(3,984,677)	0.77%	(1,981,013)	(2,154,514)	(1,830,163)	-15.05%	-7.61%
Profit before tax	2,552,176	271,371	-89.37%	1,286,662	482,673	(211,302)	-143.78%	-116.42%
Income tax	(714,259)	12,053	-101.69%	(323,117)	(116,651)	128,704	-210.33%	-139.83%
Profit for the year from continuing operations	1,837,917	283,424	-84.58%	963,545	366,022	(82,598)	-122.57%	-108.57%
Non-controlling interest	(68,400)	(20,837)	-69.54%	(27,356)	(30,138)	9,301	-130.86%	-134.00%
Net income attributable to equity holders of the Parent Company	1,769,517	262,587	-85.16%	936,189	335,884	(73,297)	-121.82%	-107.83%

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)

Date: August 5, 2020	By:	/s/ JOSE HUMBERTO ACOSTA MARTIN.
		Name:	Jose Humberto Acosta Martin.
		Title:	Vice President of Finance

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